UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 14, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Intel Corporation
Incoming letter dated January 7, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 7, 2005 and February 14, 2005 concerning the shareholder proposal submitted to Intel by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 7, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of United Brotherhood of Carpenters Pension Fund*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. The Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g.*, *Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

As a result of FASB Statement 123(R), the Company acknowledges that it must implement FASB Statement 123(R) beginning on July 1, 2005, the first day of the Company's third fiscal quarter. (The Company's fiscal year ends on the last Saturday of December). In accordance with FASB Statement 123(R),[1] and as requested by the Proposal, the Company must

---

[1] Under the "modified prospective" effectiveness provisions, "compensation cost is recognized on or after the required effective date [quarters beginning after June 15, 2004] for the portion

[Footnote continued on next page]

recognize an expense for stock options issued by the Company in the Company's annual income statement for its current fiscal year. Moreover, the Proposal requests that the Company expense only "future stock options issued by the Company." However, under FASB Statement 123(R), the Company will recognize an expense not only for options granted in the future, but also for outstanding options that vest on or after July 1, 2005.[2] Thus, as requested by the Proposal, the Company's "annual income statement" for its current fiscal year will reflect an expense for all future stock options.[3] Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has fully implemented the Proposal.

[Footnote continued from previous page]
of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123." *See* Financial Accounting Standards Board, *Summary of Statement No. 123 (revised 2004)*, appearing at http://www.fasb.org/st/summary/stsum123r.shtml.

[2] Significantly, the Intel Corporation 2004 Equity Incentive Plan, which was approved by the Company's stockholders at its 2004 annual meeting of stockholders and is the Company's sole plan for providing stock-based incentive compensation to eligible employees and non-employee directors, provides that stock options shall not first vest become exercisable in less than one year (other than upon the optionee's death, disability of retirement).

[3] Even if it is theoretically possible that a small number of "future" stock option grants will not result in an option expense to the extent that they vest prior to July 1, 2005 as a result of a participant's death, disability or retirement, that slight possibility does not prevent the Company from having "substantially implemented" the Proposal. The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not implemented exactly as proposed. As noted above, in other respects the

[Footnote continued on next page]

The Company's implementation of the Proposal through FASB's adoption of FASB Statement 123(R) is similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. The situation is similar to one addressed in *The Coca-Cola Company* (avail. Feb. 24, 1988). There, the Staff concurred that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented, when the company cited as support for its implementation of that part of the proposal that fact that a federal statute had been enacted that prohibited new investment in South Africa. *See also Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (Staff did not concur that a similar proposal was implemented as a result of FASB's issuance of an Exposure Draft), because there is not a delay in implementation. More specifically, the Company expects to hold its 2005 Annual Meeting of Stockholders on May 18, 2005. If the Proposal is included in the 2005 Proxy Materials and both voted on and approved at the 2005 meeting, the earliest that the Company could implement it would be for the quarterly period beginning July 1, 2005. In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

[Footnote continued from previous page]
Company's implementation of FASB Statement 123(R) will go beyond what is requested in the Proposal, because the Company will record an expense in its 2005 income statement for options that are already outstanding but that vest after July 1, 2005. Thus, we believe that the Company's method of recognizing an expense for stock options in its 2005 income statement substantially implements the Proposal.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America

70304928_2.DOC

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

October 26, 2004

Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Blvd. RN6-27
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 105,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Stock Option Expensing Proposal

Resolved: That the stockholders of Intel Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or will do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, 2/12/04).

This proposal received a majority of the vote cast last year at Intel. Despite this positive vote, the Company continues to expend corporate resources to fight option expensing by taking an active and public role in lobbying Congress to defeat efforts to require all companies to expense options. We believe these actions are inappropriate given the significant shareholder support for option expensing. We urge your continued support for this important reform.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[HAND DELIVERED]

January 14, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Intel Corporation's Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Intel Corporation's ("Intel" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has already substantially implemented the proposal. The Company contends that, as a result of the Financial Accounting Standards Board (FASB) releasing FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") on December 16, 2004, the Company will be required to begin expensing stock options as of the first interim or annual reporting period that begins after June 15, 2005.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date. The cases cited by the Company in its request for concurrence from the staff of the Division of Corporation Finance ("Staff") merely support the proposition that substantial implementation – not future implementation -- may justify omission of a proposal. The burden of persuasion is on the Company to show that it has substantially implemented the Proposal, and it has failed to meet its burden. Stating – or implying – that it is going to begin expensing options later this year if required to do so by FASB is quite different from proving that it has substantially implemented the Proposal.

The Securities and Exchange Commission or Congressional Action May Delay or Stop Implementation of FASB Statement 123(R)'s Stock Option Expensing Requirement

The issue of stock option expensing has attracted a tremendous amount of attention from investors, issuers, legislators, accounting standards experts, regulators, and the media for over a decade. Until FASB's December 16, 2004 release of Statement 123 (R), the efforts of those opposed to stock option expensing had been successful. The failure of those efforts to stop FASB's issuance of Statement 123 (R) has not ended those efforts. The Company's Request for No-Action Relief makes no mention of the efforts of hundreds of politicians, corporations, trade associations, and lobbyists that have in recent months endeavored to block a FASB expensing rule, nor does it note that those efforts are continuing and may very well succeed. The new goal of those opposed to an expensing rule is to block the effective date of Statement 123 (R)'s option expensing requirement through legislative or regulatory relief. Evidence of a coming legislative fight is clear:

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *The Washington Post*, Dec. 17, 2004. "Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June. . . The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups. . .") (copy attached)

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *Washington Post,* Dec. 17, 2004. "Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months. Despite FASB's action, 'that still leaves wide open both Congress and the SEC,' Peck said in an interview."

- "Options to count as expenses; Tech sector blasts change in rules," *Chicago Tribune,* Dec. 17, 2004. "But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them. On Thursday, they vowed to continue the fight in

Washington... 'FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one,' [John] Palafoutas said, promising to 'aggressively lobby' Congress to overturn the proposal. . . . Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s." (copy attached). (We note that Mr. Palafoutas is the senior vice president of AeA, a technology trade association leading the fight against option expensing.)

- "Employee stock options must be stated, ruling says; Intel leads companies that plan to lobby SEC to pre-empt decision," *The Charlotte Observer*, Dec. 17, 2004. "Intel Corp., Genentech Inc. and other U.S. companies that have resisted counting employee stock options as an expense will have to do so starting in June under a final accounting rule issued Thursday. . . . Intel and some other computer companies oppose the rule and their lobbying group plans to press Congress and the SEC to preempt the requirement. 'Since FASB is moving ahead with its fundamentally flawed proposal, we sincerely hope the Securities and Exchange Commission will intervene,' Rob Haralson, a spokesman for the American Electronics Association, a Washington, D.C., trade group, said in a statement. He said association members also will 'aggressively lobby' Congress." (copy attached).

- "Regulators back rules on options / Detractors say move not final word on issue," *Houston Chronicle*, Dec. 17, 2004. "[Jeff] Peck said, however, that there may be pressure on the SEC to reject or at least revise the rule." (Peck is chief lobbyist for the International Employee Stock Options Coalition). (copy attached).

- "Tech Firms Vow to Continue Fight Over Stock Options," *Technology Daily PM*, Dec. 16, 2004. (copy attached).

- "Stock-option rule declared; Companies would expense options – Accounting board faces opposition," *The Seattle Times*, December 17, 2004. (copy attached).

It would be the worst possible result for the Company to be allowed to omit the Proposal on Rule 14a-8(i)(10) substantial implementation grounds on the basis of an accounting rule with a future expensing obligation, when the rule and the expensing obligation may be blocked or delayed well into the future. The SEC has ruled that shareholders should be allowed to vote on option expensing shareholder proposals (*National Semiconductor, Dec. 2, 2002*), and the possibility that the Company may be required to begin expensing stock options in the future does not justify denying shareholders an opportunity to vote on this important issue.

In conclusion, we would note that the Company has the ability to resolve this matter by stating with no qualifications that it is going to begin expensing stock options regardless of the outcome of efforts to block FASB Statement 123 (R) from going into effect. In other words, the Company could implement the Proposal. It chooses not to do so and thus is not entitled to relief under Rule 14a-8(i)(10). We respectfully submit that the Company has failed to satisfy its burden of persuasion and that the Staff should not concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10).

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department

cc. Ronald O. Mueller – Gibson, Dunn & Crutcher, LLP

Attachments

The Washington Post
washingtonpost.com

Financial

FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan

Carrie Johnson
Washington Post Staff Writer
583 words
17 December 2004
The Washington Post
FINAL
E01
English

Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat **stock options** as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June.

After two years of effort, the **Financial Accounting Standards Board** published a controversial 27-page standard that will cut reported profits at technology companies and other businesses that make heavy use of **stock options** as a compensation tool. Options give employees the right to buy stock at a set price within a specific time frame. Currently they are reflected as footnotes to financial statements but do not appear on the income statement itself.

The plan "will provide investors and other users of financial statements with complete and unbiased financial information," **FASB** Chairman Robert H. Herz said in an afternoon conference call with reporters.

Board member G. Michael Crooch added that recognizing the cost of **stock options** will help investors evaluate the "relevance, reliability and comparability" of financial data across companies.

Large public companies will be required to begin expensing options in financial statements beginning June 15, 2005. Smaller companies will be required to comply beginning Dec. 15, 2005.

About 750 publicly traded companies in the United States already voluntarily expense options, according to a report by Bear, Stearns & Co. A similar plan released for non-U.S. companies by international standards setters will take effect next month.

The **FASB** move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups, whose members argue there is no reliable way to determine the value of options.

Jeff Peck, the chief lobbyist for the International Employee **Stock Options** Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the **FASB** rule over the next six months.

Despite **FASB**'s action, "that still leaves wide open both Congress and the SEC," Peck said in an interview.

The House of Representatives voted 312 to 111 last summer to require further study of options expensing. But a similar measure bogged down in the Senate, despite letters of support from more than four dozen senators from both political parties.

Longtime proponents of options expensing on Capitol Hill cheered the board's move yesterday and urged their colleagues not to tamper with the work of the independent accounting board.

"It is critically important to keep U.S. accounting rules out of politics, which means allowing the experts at **FASB** to do their work," Sen. Carl M. Levin (D-Mich.) said in a prepared statement.

Sen. Peter Fitzgerald (R-Ill.) said that only three years after scandals at Enron Corp., WorldCom Inc. and other companies, Congress "should be trying to ensure that corporate earnings reports are more, not less, reliable."

But opponents of the plan, including venture capitalists and electronics trade associations, said it was "badly flawed" and cited other new financial reporting requirements as a reason for even more delay.

Donald T. Nicolaisen, the SEC's chief accountant, said in a prepared statement that debate on the issue so far has been "open, rigorous, and appropriate." He said that companies should focus their energy on implementing the plan and that the SEC is "preparing to provide appropriate guidance" to help companies comply with the standard.

http://www.washingtonpost.com

Document WP00000020041217e0ch0004q

Business

Options to count as expenses; Tech sector blasts change in rules

By Andrew Countryman, Tribune staff reporter. Bloomberg News contributed to this report.
842 words
17 December 2004
Chicago Tribune
Chicago Final
1
English

Stock options, which made millionaires of countless corporate executives in the go-go '90s, are about to get more expensive for thousands of companies.

Despite vehement opposition from tech-sector lobbyists, members of the **Financial Accounting Standards Board** on Thursday gave final approval to rules requiring major companies to deduct the cost of options from their bottom line starting in June.

The board put the wheels in motion for the decision more than 18 months ago, backed by shareholder advocates and such luminaries as Federal Reserve Chairman Alan Greenspan and billionaire investor Warren Buffett. Options give the holder the right to buy stocks at a certain price at a future date. If the price goes up, the holder exercises the option and pockets the difference.

That, proponents of the rule say, makes them a form of compensation that must be treated as an expense.

"Recognizing the cost of share-based payments in the financial statements improves the relevance, reliability and comparability of that financial information," said accounting board member Michael Crooch.

But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them.

On Thursday, they vowed to continue the fight in Washington.

John Palafoutas, senior vice president of domestic policy for leading high-tech trade association AeA, called the plan "fundamentally flawed" and said the accounting board "is continuing to disregard the legitimate concerns of the high-tech industry."

"**FASB** still does not have an accurate method for valuing employee **stock options** and has shown no interest in finding one," Palafoutas said, promising to "aggressively lobby" Congress to overturn the proposal.

Although the group urged the Securities and Exchange Commission to intervene, the SEC's chief accountant, Donald Nicolaisen, called the rule an "important improvement" that "will result in more comparable information in financial statements provided to investors."

Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s.

This summer, the House passed a measure that would limit options expensing to the chief executive and the next four highest-paid officers at major firms. The measure, however, died in the Senate.

Out of the footnotes

Companies already are required to disclose the expense of options annually as a footnote to financial statements, but experts said putting them in the actual income statement is another matter.

"Then I'm shouting," said DePaul University accounting professor Kevin Stevens. "If I put it in the footnotes, I'm whispering."

In anticipation of the rules, and sometimes in the name of good corporate governance, roughly 750 companies voluntarily expense options or have announced plans to, the accounting board said.

Among the earliest were Boeing Co. and the former Bank One Corp., which has since been acquired by J.P. Morgan Chase & Co.

"There are still a lot of companies that have been in denial," said Paula Todd, a compensation consultant with Towers Perrin Inc. in Stamford, Conn. "So many companies aren't ready to adopt expensing. It will be a scramble."

If the rule already were in effect, it would have trimmed 2003 profits for companies in the benchmark Standard & Poor's 500 index by 8 percent, according to a Bear Stearns Cos. study.

Stevens said giant companies are unlikely to feel much effect, but smaller, earlier-stage tech companies could be hard-hit, and their shares could feel the pain.

"I think that will affect stock prices," he said. "I know it shouldn't, but I think it will."

Impact on pay diminishes

Because the rule change was widely anticipated, **stock options** have begun to lose some of their currency as a form of compensation.

A study released Wednesday by Lincolnshire-based Hewitt Associates, for example, found that options make up less than a third of total compensation for senior executives at Fortune 100 companies, down from nearly half just two years ago.

In addition, fewer managerial employees are receiving options, which opponents of expensing warned would be a consequence of such a rule.

A key issue is how to calculate the value of the options.

The accounting board did not dictate a particular method, and many have complained that the traditional Black-Scholes model has serious flaws.

Deloitte & Touche stock option valuation specialist Bernard Pump said more companies are looking at so-called lattice-based methods, which supporters say provide more nuance and flexibility, and better reflect real-world behavior.

"While the **FASB** has not suggested a particular method is better ... it's clear they believe the lattice-based models will give a more accurate" picture of options' value, Pump said.

Regardless, Stevens said, options clearly have some value.

"Can we value them exactly? No," he said.

"We understand the measurement problems," Pump said, "but the answer can't be zero."

Document TRIB000020041217e0ch0009a

The Charlotte Observer
Found on Charlotte.com

BizDaily

Employee stock options must be stated, ruling says; Intel leads companies that plan to lobby SEC to pre-empt decision

MARK JAFFE
Bloomberg News
482 words
17 December 2004
Charlotte Observer (NC)
1st
3D
English

Intel Corp., Genentech Inc. and other U.S. companies that have resisted counting employee **stock options** as an expense will have do so starting in June under a final accounting rule issued Thursday.

The **Financial Accounting Standards Board** unanimously approved the rule, Chairman Robert Herz said at a news conference. Small businesses won't have to comply until after Dec. 15, 2005, and closely held companies will have until 2006.

The rule aims at clearer financial reports by putting the cost of options, now relegated to footnotes in regulatory filings, on the income statement. The rule would have trimmed 2003 profit for Standard & Poor's 500 Index companies by 8 percent, according to a Bear Stearns Cos. study.

Intel and some other computer companies oppose the rule and their lobbying group plans to press Congress and the SEC to preempt the requirement.

"Since **FASB** is moving ahead with its fundamentally flawed proposal, we sincerely hope the Securities and Exchange Commission will intervene," Rob Haralson, a spokesman for the for the American Electronics Association, a Washington, D.C., trade group, said in statement. He said association members also will "aggressively lobby" Congress.

Options enable a holder to buy stock at a specific price for a set period of time.

"There's still a very strong lobby trying to stop the rule," said Michael Crooch, a member of the Norwalk, Conn.-based accounting board. "We tried to get everyone's input, so we'd understand the impact of the rule."

About 750 companies already have begun treating options as a compensation expense or announced plans to do so,

FASB Chairman Herz said. Coca-Cola Co., Wal-Mart Stores Inc., General Electric Co. are among U.S. companies that have made the switch.

"There are still a lot of companies that have been in denial," said Paula Todd, a compensation consultant with Towers Perrin Inc. in Stamford, Conn. "So many companies aren't ready to adopt expensing. It will be a scramble."

Under the new rule, companies must begin calculating the value of options given to employees at the time the securities are awarded and count them as a cost for all financial statements issued after June 15.

Companies will have to choose a formula, such as the Black-Scholes model, to calculate the value of options by using six variables including interest rates, stock-price volatility and the life span of options.

Billionaire investor Warren Buffett, Federal Reserve Board Chairman Alan Greenspan, Vanguard Group founder John Bogle and Legg Mason Inc.'s William Miller all support option expenses.

Opponents, such as Intel Chief Executive Officer Craig Barrett, argue there is no reliable way to value employee options and expenses may force companies to eliminate the awards to employees.

Document CLTO000020041217e0ch0002y

BUSINESS

Regulators back rules on options / Detractors say move not final word on issue

TOM FOWLER
Staff
534 words
17 December 2004
Houston Chronicle
2 STAR
1
English

Accounting rule-makers approved plans Thursday forcing companies to expense employee **stock options** by the middle of 2005, a long- anticipated move that opponents say won't be the last word on the issue.

The **Financial Accounting Standards Board** voted to make large companies conform to the new rules beginning June 15. Smaller companies have until Dec. 15.

While as many as 750 companies already expense **stock options**, most simply report the effect the options would have in a footnote.

The pronouncement from the board was not unexpected, as the issue had been discussed in dozens of public meetings over the past year. But the rule did not specify what method companies should use to value options, meaning it will be difficult to compare the cost of options from one company to another, opponents say.

"One of the core principles of financial reporting is the notion of comparability," said Jeff Peck, chief lobbyist for the International Employee **Stock Options** Coalition, a collection of companies that has been fighting the option expensing movement for years. "The rule **FASB** approved today violated that principle."

A stock option is the right to buy a share of stock in the future at a given price. Companies give them to employees as an incentive to work hard and keep the company's stock price on the rise.

Ideally, when the option matures, the employee can use it to purchase shares for less than the market price.

For many companies, **stock options** were like magic. Employees received options that could someday be worth millions, but unlike salary or bonuses, they didn't show up as an expense on the income statement.

Few people were concerned about options at companies until they became widely used in the 1990s. At first technology companies that lacked cash began to use options heavily to attract talented workers.

Many public companies followed their lead, even the energy industry.

Many observers blame huge executive stock option grants in the 1990s for a mind-set that encouraged business practices that boosted short-term stock prices at the expense of long-term value.

They used recent corporate scandals and the need for greater transparency in financial reports as rallying cries for option expensing.

Opponents of option expensing argued that the new rule will hurt small startup firms that lack the cash to attract top talent and will ultimately undermine entrepreneurism.

Expensing options will not affect cash flow, but it could cut profits.

A study by Bear Stearns estimated that the rule would have trimmed 2003 profits for Standard & Poor's 500 index companies by 8 percent.

The Securities and Exchange Commission will have to vote on the new rules, a process that should go smoothly, accounting board Chairman Bob Herz said at a news conference Thursday.

Peck said, however, that there may be pressure on the SEC to reject or at least revise the rule.

And the Senate may revisit a stalled bill that would require option expensing for just the top five executives at a firm. The House passed a similar bill in July.

tom.fowler@chron.com

Document HOU0000020041218e0ch0007a

Lobbying

Tech Firms Vow To Continue Fight Over Stock Options

by Drew Clark
512 words
16 December 2004
Technology Daily PM
English

Technology companies opposed to treating employee **stock options** as expenses say they are not abandoning their efforts to delay, reverse or modify that mandate, which was finalized Thursday.

As previously announced, the **Financial Accounting Standards Board (FASB)** issued its final requirement with only a few minor changes from the version promulgated in October. Under the rule, all publicly traded companies must use one of **FASB**'s recommended approaches to valuing options, and technology companies say those approaches overvalue the cost of **stock options**.

"**FASB**'s new expensing standard simply will not work," said Rick White, chairman of the International Employee **Stock Options** Coalition (IESOC). "And that's not a surprise since **FASB** has adopted exactly the proposal it started out with two years ago, paying no attention to the thousands of comment letters and suggestions it has received from the public, the business community and numerous members of Congress."

IESOC has led a broad coalition of technology and business groups in an increasingly rear-guard effort to block the requirement. Officials with those groups said they will continue to press for changes or a delay to the requirement, which is set to take effect by July 1.

"Even many ardent proponents of expensing **stock options** concede that the new **FASB** rule is so badly flawed that it is unworkable," said George Scalise, president of the Semiconductor Industry Association.

"We don't see anything that came out today that leads us to believe that **FASB** listened to us or Congress or small, emerging, growth companies," added Mark Heesen, president of the National Venture Capital Association.

The battlegrounds on the subject in 2003 were at **FASB**, an independent accounting board that reports to the Securities and Exchange Commission (SEC), and in Congress. In 2004, the groups will press the SEC, the Bush administration and Congress to intervene.

"I think people, at least on the Hill, have coalesced around three key points: **stock options** should be preserved for rank-and-file employees; accounting standards must be accurate, reliable, understandable and transparent; and [policymakers] ought to do everything they could to maintain" global economic leadership, IESOC lobbyist Jeff Peck said.

He said **FASB**'s final standard fails on every front and added, "It now becomes officially up to the SEC and Congress to achieve each of those principles."

The industry secured a 312-11 vote in the House in July for a compromise measure that would have required expensing of **stock options** only for companies' top five officers. The legislation died in the Senate.

Some technology players also have been pressing for modifications to the expensing method. In October, Cisco Systems, Genentech and Qualcomm proposed an alternative valuation model, but **FASB** rejected it.

"The valuation model [**FASB**] has proposed is not credible from an accounting standpoint, and we still oppose it," said John Palafoutas, the senior vice president of the tech group AeA. "We are hoping that the SEC calls for a field test on the valuation" method before the rules take effect.

Document TDDP000020041216e0cg00001

Business

Stock-option rule declared ; Companies would expense options | Accounting board faces opposition

Arindam Nag
Reuters
616 words
17 December 2004
The Seattle Times
Fourth
D1
English

New York

NEW YORK -- Companies must start expensing employee **stock options** in earnings statements next year, U.S. accounting rule makers declared yesterday, a move that could signal the end of a long- standing bookkeeping practice that many argued allowed the masking of a key compensation cost.

The rule by the **Financial Accounting Standards Board (FASB)**, proposed to take effect in mid-2005, could still be blocked by fierce opposition from parts of corporate America, particularly Silicon Valley and its supporters in Congress.

"There's still a very strong lobby trying to stop the rule," said G. Michael Crooch, an **FASB** member.

FASB rules must be backed by the Securities and Exchange Commission (SEC) before taking effect, although the commission has historically signed off on the independent panel's decisions.

The rule, which drew immediate fire from technology trade organizations, would make a stock-option grant a compulsory cost item for companies that award options as part of employee compensation. An option is the right to buy a stock at a preset price.

Until now, companies could merely mention the value of the options in the footnotes of financial filings. While some big companies like Microsoft and Coca-Cola have already started expensing **stock options**, some other big companies, mostly technology- oriented, have opposed the practice.

About 750 U.S. companies today voluntarily expense employee **stock options**.

"Recognizing the cost of share-based payments in the financial statements improves the relevance, reliability and comparability of that financial information and helps users of financial information to understand better the economic transactions affecting an enterprise and supports resource allocation decisions," Crooch said.

Technology companies have argued that expensing them would deter companies from issuing options, limiting their ability to lure and retain talented executives.

Criticism was still coming in yesterday. The National Venture Capital Association said **FASB**'s move will harm young and private companies.

"Now that the **FASB** has issued its final ruling, it's time for policy-makers and regulators to step in on behalf of our country's entrepreneurs and fix the quagmires that have been created here," said Mark Heesen, the association's president.

Heesen said he expected the SEC to take a hard look before it approved the rule.

FASB's move on **stock options** also champions its independence, which came under serious threat a few months ago when some of the biggest technology companies wanted Congress to block the proposal.

FASB, however, remained unfazed and stuck to its deadline of coming out with the rule by year-end.

"Despite intense political pressure to reverse course, **FASB** demonstrated its commitment to reform and acted today in the best interest of the investing public," said Sen. Peter Fitzgerald, R- Ill.

One problem that **FASB** faced this year was opposition to the recommended valuation method for the options. Historically, the Black-Scholes model has been used, but some experts have questioned its validity for some options.

These experts point out that the Black-Scholes method was crafted to value options that constantly trade on stock exchanges, while employee options are held by employees for at least three years. The holding period has an effect on volatility of an option price that the Black-Scholes method does not consider.

Bob Herz, **FASB**'s chairman, said the accounting body was not going to specify which valuation method to use, but he encouraged companies that opt for Black-Scholes to take a look at the Lattice model, which he called "more refined."

Information from Bloomberg News is included in this report.

photo; Caption: G. Michael Crooch is a member of **FASB**. (0395230083)

Document SETL000020041229e0ch000k2

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 14, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Intel Corporation*
Supplemental Letter Regarding Stockholder Proposal of
United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 7, 2005, we submitted a letter on behalf of our client, Intel Corporation ("Intel"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for Intel's 2005 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund. Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because Intel has substantially implemented the Proposal.

We write to supplementally respond to correspondence dated January 14, 2005, from the Proponent regarding the Initial Letter (the "Proponent's Response"). We disagree with the Proponent's assertion that Intel has not substantially implemented the Proposal under Rule 14a-8(i)(10) even though Intel will expense stock options in its fiscal 2005 "annual income statement" in accordance with FASB Statement 123(R).

The Proposal asks that Intel's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proponent's Response asserts that "Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date." We believe that this assertion is inconsistent with numerous Staff precedent concurring that a shareholder proposal is substantially implemented within the meaning of Rule 14a-8(i)(10) when the company need not take any further action to effect the proposal, even though the goal of the proposal will not take effect until the future. *See e.g., Electronic Data Systems Corporation* (avail. Jan. 24, 2005) (concurring that a proposal requesting the board to take all necessary action to eliminate supermajority voting provisions was moot where the company represented that shareholders would be asked at the upcoming meeting to approve amendments to the company's governing documents to eliminate supermajority voting requirements); *Borders Group* (avail. Jan. 31, 2005) (proposal requesting the board to seek shareholder approval for future "golden parachutes" with senior executives that provide a certain level of benefits was substantially implemented by a policy undertaking to submit any such future agreements to a shareholder vote); *Energy East Corp.* (avail. Mar. 1, 2004) (proposal requesting that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible shareholder election was moot where the company adopted a resolution that required shareholder approval for any future poison pill adoption and for any future resolution action diluting or removing the effect of the board's resolution); *Corning Natural Gas Corp.* (avail. Feb. 16, 1983) (concurring that a proposal asking the board to ensure that the representative of the company's independent auditors, if any, answer questions from shareholders was moot where a representative of the auditors intended to attend the upcoming meeting, and the proxy statement would discuss the representative's availability to answer questions at the meeting).

In this case, the Proposal itself seeks to affect Intel's future financial statements, namely by seeking an accounting policy of expensing future stock options in Intel's "annual income statement." It is Intel's policy (and required under the federal securities laws) that its interim and annual financial statements be prepared in accordance with GAAP. As a result of FASB's adoption of FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"), GAAP will require Intel's next annual income statement to reflect an expense for all future stock options.[1] Moreover, even though FASB Statement 123(R) does not require Intel to

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[1] As noted in the Initial Letter, FASB Statement 123(R) will also require Intel to record an expense for options that were previously granted but are not yet vested and will require an

[Footnote continued on next page]

commence expensing options until its first interim reporting period that begins after June 15, 2005, implementation on this timeline is consistent with the future action requested by the Proposal. Intel's accounting personnel are currently engaged in the substantial work necessary to actually execute on the new requirement, and the Audit Committee and full Board are monitoring this activity. Thus, Intel has taken every action necessary, at this moment in time, to implement the Proposal.

The fact that Intel's accounting policy change is being effected as a result of a change in GAAP does not prevent the Proposal from being excludable under Rule 14a-8(i)(10). The Commission has specifically stated that a proposal may be rendered moot due to "matters outside the company's control, such as legislative developments, court decisions, business changes, and supervening corporate events." Exchange Act Release No. 12,598, 9 SEC Dkt. 1030, 1035 (1976). For these reasons, we believe that the Proposal may properly be omitted under Rule 14a-8(i)(10) as substantially implemented.

The Proponent's Response also asserts that action by the Commission or Congress may delay or prevent implementation of FASB Statement 123(R). These types of assertions are purely speculative and, we believe, do not provide a proper basis for asserting that a company has failed to substantially implement a proposal for purposes of Rule 14a-8(i)(10). Such an assertion could be made about any mandated requirement or expression of intent; any current law or action, or future action, might be affected by some future change in the relevant law; but that does not detract from the fact that there is a current required change in accounting which is effective as to Intel's financial reporting for its third quarter beginning July 3, 2005. We do not know of any instance in which the Staff, in considering whether a company could demonstrate that it had substantially implemented a proposal through disclosures made under existing laws or rules, has required the company to address how it would respond if the laws or rules were changed. For example, in *Eastman Kodak Co.* (avail. Feb. 1, 1991), the Staff concurred that under the predecessor to Rule 14a-8(i)(10) the company could exclude a proposal that requested it to disclose certain environmental compliance information. The basis for the company's argument that it had substantially implemented the proposal was the company's representation that it complied fully with Item 103 of Regulation S-K, which required disclosure of information substantially similar to that requested under the proposal. The Staff did not in that case require the company to represent as to how it would react if the Commission or Congress were to change Item 103 disclosure requirements. Moreover, we believe the argument in the Proponent's Response ignores the fact, as noted above, that the Commission has stated a proposal may be

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[Footnote continued from previous page]
expense to be recorded for interim periods even before Intel issues its annual income statement.

substantially implemented as a result of developments outside the company's control. In effect, the Proponent's Response is only questioning the means by which the Proposal has been substantially implemented, not whether in fact the Proposal is substantially implemented. The finalization and adoption of FASB Statement 123(R) is precisely the type of development contemplated by the Commission in Exchange Act Release No. 12,598 and, as such, we believe the Proposal is properly excludable under Rule 14a-8(i)(10).

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America

70307851_2.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 7, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of United Brotherhood of Carpenters Pension Fund Securities Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Intel Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 Annual General Meeting of Stockholders (collectively, the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal asks that the Company's Board of Directors "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company." The Proposal and related correspondence are attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2005 Proxy Materials on the basis set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission (the "Commission"). The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company or the undersigned, but not to the Proponent.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2005 Proxy Materials.

Since 1973, the Financial Accounting Standards Board (FASB) has been the designated organization in the private sector for establishing standards of financial accounting and reporting. Those standards comprise "generally accepted accounting principles" (GAAP), govern the preparation of financial reports and are officially recognized as authoritative by the Commission. The Commission's rules require that public companies file audited financial statements prepared in conformity with GAAP. *See, e.g., Commission Statement of Policy Reaffirming the Status of the FASB as a Designated Private-Sector Standard Setter*, Exchange Act Release No. 34-47743 (April 25, 2003).

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)"). FASB Statement 123(R) is a final rule that, among other things, requires public companies to expense in their financial statements share-based payments, including stock options, based on fair value as of the date of grant. FASB Statement 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. FASB Statement 123(R) requires the Company to apply FASB Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005.

As a result of FASB Statement 123(R), the Company acknowledges that it must implement FASB Statement 123(R) beginning on July 1, 2005, the first day of the Company's third fiscal quarter. (The Company's fiscal year ends on the last Saturday of December). In accordance with FASB Statement 123(R),[1] and as requested by the Proposal, the Company must

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[1] Under the "modified prospective" effectiveness provisions, "compensation cost is recognized on or after the required effective date [quarters beginning after June 15, 2004] for the portion

[Footnote continued on next page]

recognize an expense for stock options issued by the Company in the Company's annual income statement for its current fiscal year. Moreover, the Proposal requests that the Company expense only "future stock options issued by the Company." However, under FASB Statement 123(R), the Company will recognize an expense not only for options granted in the future, but also for outstanding options that vest on or after July 1, 2005.[2] Thus, as requested by the Proposal, the Company's "annual income statement" for its current fiscal year will reflect an expense for all future stock options.[3] Accordingly, we believe that, as a result of FASB's adoption of FASB Statement 123(R), the Company has fully implemented the Proposal.

[Footnote continued from previous page]
of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123." *See* Financial Accounting Standards Board, *Summary of Statement No. 123 (revised 2004)*, appearing at http://www.fasb.org/st/summary/stsum123r.shtml.

2 Significantly, the Intel Corporation 2004 Equity Incentive Plan, which was approved by the Company's stockholders at its 2004 annual meeting of stockholders and is the Company's sole plan for providing stock-based incentive compensation to eligible employees and non-employee directors, provides that stock options shall not first vest become exercisable in less than one year (other than upon the optionee's death, disability of retirement).

3 Even if it is theoretically possible that a small number of "future" stock option grants will not result in an option expense to the extent that they vest prior to July 1, 2005 as a result of a participant's death, disability or retirement, that slight possibility does not prevent the Company from having "substantially implemented" the Proposal. The Staff stated in 1983 amendments to the proxy rules that "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a stockholder proposal need only be "substantially implemented," not implemented exactly as proposed. As noted above, in other respects the

[Footnote continued on next page]

The Company's implementation of the Proposal through FASB's adoption of FASB Statement 123(R) is similar to other instances where the Staff has concurred that a proposal is moot due to the actions of third parties. The situation is comparable to that addressed in *The Coca-Cola Company* (avail. Feb. 24, 1988). There, the Staff concurred that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented as a result of a federal statute that prohibited new investment in South Africa. *See also Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). The Proposal is distinguishable from other Staff responses concerning expensing of stock options prior to FASB's adoption of FASB Statement 123(R). *See, e.g., Cintas Corp.* (avail. Aug. 13, 2004) (Staff did not concur that a similar proposal was implemented as a result of FASB's issuance of an Exposure Draft), because there is not a delay in implementation. More specifically, the Company expects to hold its 2005 Annual Meeting of Stockholders on May 18, 2005. If the Proposal is included in the 2005 Proxy Materials and both voted on and approved at the 2005 meeting, the earliest that the Company could implement it would be for the quarterly period beginning July 1, 2005. In sum, the Company has and will continue to follow GAAP and, as such, must adhere to FASB Statement 123(R), which requires the Company to expense stock options as described above. For these reasons, we believe that the Proposal may be omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

[Footnote continued from previous page]

Company's implementation of FASB Statement 123(R) will go beyond what is requested in the Proposal, because the Company will record an expense in its 2005 income statement for options that are already outstanding but that vest after July 1, 2005. Thus, we believe that the Company's method of recognizing an expense for stock options in its 2005 income statement substantially implements the Proposal.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Rachel Kosmal, Senior Attorney at Intel, at (408) 765-2283.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosure

cc: Rachel Kosmal, Intel Corporation
Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America

70304928_2.DOC

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

October 26, 2004

Cary I. Klafter
Corporate Secretary
Intel Corporation
2200 Mission College Blvd. RN6-27
Santa Clara, CA 95052-8119

Dear Mr. Klafter:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Intel Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 105,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Stock Option Expensing Proposal

Resolved: That the stockholders of Intel Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or will do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, 2/12/04).

This proposal received a majority of the vote cast last year at Intel. Despite this positive vote, the Company continues to expend corporate resources to fight option expensing by taking an active and public role in lobbying Congress to defeat efforts to require all companies to expense options. We believe these actions are inappropriate given the significant shareholder support for option expensing. We urge your continued support for this important reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 7, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Advisor